SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

March 8, 2007

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	SRA International, Inc. (File No. 001-31334)

Form 10-K for the Fiscal Year Ended June 30, 2006

Form 8-K filed January 31, 2007

Dear Ms. Collins,

On behalf of SRA International, Inc. (the “Company”), we have reviewed your letter dated February 8, 2007. Each of your comments is set forth below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.

Your response to comment 4 in your letter dated January 29, 2007 indicates that for strategic consulting and business solutions contracts, costs are used to measure revenue because costs incurred bear a direct relationship to services provided. Further describe the nature of the different types of costs that are used to measure the pattern in which your obligations to the customer are fulfilled. We note from your disclosure on page 23 of your Risk Factors section that you may incur significant operating expenses during the start-up and early stages of your contracts. As part of your response, describe the nature of these operating expenses, tell us whether these costs are included in your measure of the pattern of

Letter to Ms. Kathleen Collins

United States Securities and Exchange Commission

March 8, 2007

performance, and, if so, why you believe these types of costs bear a direct relationship to services provided.

The strategic consulting and business solutions contracts we referred to in our response to comment 4 include services such as contingency planning, analytical support, and the development of policies and procedures and training courses. For strategic consulting and business solutions contracts, we use total costs incurred as a percentage of total estimated costs expected upon completion to measure the pattern in which our obligation to the customer is fulfilled. Total costs include the following:

•	Labor services and associated indirect costs;

•	Direct materials; and

•	Other direct costs such as travel incurred to support contract efforts.

For our strategic consulting and business solutions contracts, total costs consist primarily of labor services and indirect costs such as fringe benefits, overhead and general and administrative expenses, as these types of contracts contain very little direct material or other direct costs.

The risk factor included on page 23 of our Form 10-K does not apply to our strategic consulting and business solutions arrangements. However, we have had a few large contracts in the past (not related to strategic consulting or business solutions) where we incurred some labor costs during the early stages of the contract related to transitioning work from an incumbent contractor to the Company. In these cases, the costs were not included in our measure of the pattern of performance for revenue recognition purposes.

2.	We note from your response to comment 5 in your letter dated January 29, 2007 that you consider the contract line items to be separate arrangements due to several factors. Please clarify whether the contract line items are negotiated or executed within a short time of each other. If so, this would appear to indicate that the contract line items should be accounted for as a single arrangement. Refer to AICPA Technical Practice Aid 5100.39 and note that even though the guidance in this literature relates specifically to software contracts, we believe the guidance from this literature provides a good listing of indicators that should be considered in determining whether separate contracts should be combined and evaluated as one multiple-element arrangement.

Through a centralized contract set up function, we ensure the consistent application of our revenue recognition policies by reviewing each contract upon award to determine the appropriate revenue recognition methodology, including whether to combine or separate contract line items (“CLINs”). In performing this evaluation, we use indicators such as those contained in AICPA Technical Practice Aid (“TPA”) 5100.39 and paragraph 37 of SOP 81-1. We also consider the segmentation criteria in SOP 81-1.

Letter to Ms. Kathleen Collins

United States Securities and Exchange Commission

March 8, 2007

Our contracts meet the segmentation criteria contained in paragraph 40 of SOP 81-1 because we propose separate prices for each CLIN; the government has the right to exercise1 one, several or all CLINs; and the aggregate amount of the proposed values for the individual CLINs equals the amount of the proposal for the entire contract. To understand the judgment involved in evaluating the criteria in SOP 81-1 and TPA 5100.39, it may help to give some background regarding our contracts and CLIN structures.

Over 99% of our revenues are derived from contracts with the federal government. Specific procurement laws and regulations such as the Federal Acquisition Regulation (“FAR”) set forth detailed procedures the government must follow when soliciting proposals, selecting vendors and writing contracts. For administrative ease and efficiency, the government generally issues contracts that are broad in scope to allow it to exercise options to procure products and/or services at its discretion. The government typically accomplishes this by establishing different CLINs within a contract.

Prior to issuing a contract, the government issues a formal Request for Proposal (“RFP”) to solicit bids. The RFP gives specific instructions to contractors regarding the preparation of the proposal, including the CLIN structure. The Company proposes separate prices for each individual CLIN which are not contingent in any way on the provision of services or deliverables under other CLINs. The government evaluates these competitive proposals and determines the price reasonableness of each individual CLIN separately prior to awarding a contract. The federal government agency drafts the contract and sends it to the contractor for signature.

Individual CLINs may be exercised at a later date, or not at all, at the discretion of the federal government. CLINs may be fully funded upon execution or they may be incrementally funded at the federal government’s discretion. Additionally, individual CLINs may be unilaterally terminated at any time for the convenience of the government, in which case the Company would be compensated for the services performed prior to termination pursuant to the contractual terms.

Exhibits A and B describe representative examples of our contracts with an analysis of how the Company evaluated the separate CLINs considering the factors in TPA 5100.39 and SOP 81-1. As shown in these examples, we believe the guidance in TPA 5100.39 and SOP 81-1 supports the Company’s accounting for the individual CLINs as separate arrangements.

Although CLINs are typically negotiated within a short time frame of each other, this is due to the federal government’s procurement processes as described above. As

[1]

Contracts are typically referred to as being “executed” whereas CLINs are “exercised.” Even if a contract containing several CLINs is executed, an individual CLIN is not a contractual obligation of the Company until it is exercised by the government. Consequently, we use “exercise” throughout this letter to refer to the commitment by the government to put a contractual obligation into effect.

Letter to Ms. Kathleen Collins

United States Securities and Exchange Commission

March 8, 2007

evidenced by the examples provided in Exhibits A and B, CLINs are typically priced, negotiated and awarded separately; the federal government has the right to exercise, or not exercise, specific CLINs depending on its needs; work under individual CLINs is performed without regard to the performance on other CLINs; CLINs may span different periods of performance or have different pricing arrangements (e.g., fixed-price, time-and-materials, or cost-plus-fee); and payment terms for one CLIN are not dependent on the performance criteria of other CLINs. We believe that such CLINs should not be combined, but should be accounted for as separate arrangements.

3.	You indicate in response to comment 5 in your letter dated January 29, 2007 that EITF 00-21 does not apply to the vast majority of your contracts and your contracts that include software and services elements are considered to be separate arrangements. Tell us how you separate and allocate revenue to any other elements/deliverables in your contracts. In this regard, we note from disclosures throughout your filing, including on page 37 of your MD&A, that your contracts may also include third-party hardware and software. Please provide us with a comprehensive list of the elements/deliverables included in each type of contract you offer. Tell us whether you account for each element/deliverable as individual arrangements or separate accounting units of a single multiple-element arrangement, and provide us with the basis for your accounting treatment.

The Company has over 900 active contracts. As discussed in our response to comment 2, the federal government drafts contracts for our signature and determines the structure of our contracts in accordance with the FAR and other federal procurement regulations. Therefore, we do not have a standard company form of contract. However, based on a conversation with the SEC staff, we have grouped the services and solutions we provide into the following categories:

1.	Labor services

2.	Third-party hardware or software purchases

3.	Significant production, modification or customization of software

4.	Software license sales and maintenance

1.	Labor services

Labor services represent approximately 75% of our revenue. These services span a broad spectrum which includes consulting, systems analysis, IT infrastructure management, contingency planning, threat analysis, etc. These services are primarily contracted for under cost-plus-fee or time-and-materials arrangements pursuant to which the Company is required to provide its best effort and is compensated based on its costs or hours incurred. Revenue recognition for these types of contracts was described in our response to comment 3 in our letter dated January 29, 2007.

2.	Third-party hardware or software purchases

Letter to Ms. Kathleen Collins

United States Securities and Exchange Commission

March 8, 2007

Third-party hardware or software purchases represent approximately 15% of our revenue. Such purchases are typically contracted for on a cost-plus-fee basis. The Company is required to provide the equipment and is compensated based on costs incurred plus applicable fee immediately after delivery. Title to this equipment passes to the government upon delivery and payment by the government is not contingent in any way on the Company’s provision of any other service or deliverable.

3.	Significant production, modification or customization of software

Approximately 10% of our revenue is attributable to contracts which require the significant production, modification or customization of software. Because the third-party software and the services that will be performed to significantly modify and customize the software are so closely related, the software and labor services in this type of multiple-element arrangement are accounted for as a single arrangement under SOP 81-1 via paragraph 7 of SOP 97-2.

4.	Software license sales and maintenance

These contracts consist of the sale of licenses of our proprietary software together with maintenance (i.e., postcontract support). These multiple-element arrangements are accounted for in accordance with SOP 97-2 as amended by SOP 98-9 and represent less than 0.5% of our revenue.

Although several of the above elements/deliverables may be included in one contract for the convenience of the government, they are separated into distinct CLINs. Refer to our response to comment 2 regarding contracts with multiple CLINs.

Form 8-K filed January 31, 2007

Pro Forma Condensed Consolidated Statement of Operations (Unaudited), page 6

4.

We believe the non-GAAP statement of operations columnar format appearing in your Form 8-K filed January 31, 2007 may create the unwarranted impression to investors that the non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules and principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting separate reconciliations for the individual non-GAAP measures (i.e., pro forma income before taxes, pro forma provision for income taxes, pro forma net income, and pro forma basic and diluted net income per share), provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial

Letter to Ms. Kathleen Collins

United States Securities and Exchange Commission

March 8, 2007

Measures issued in June 2003. In addition, your non-GAAP measures should be identified as other than “pro forma”. Reference to pro forma has a different meaning within GAAP and Article 11 of Regulation S-X.

In future filings, we will refrain from using the non-GAAP statement of operations columnar format. When presentation of a non-GAAP measure is deemed necessary for a clear understanding of our financial statements, we will present separate reconciliations for each individual non-GAAP measure in a manner consistent with the requirements under Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003. Additionally, we will refrain from using the term “pro forma” in our presentation of non-GAAP measures.

Sincerely,

SRA INTERNATIONAL, INC.

By:	/s/ Stephen C. Hughes
Name:	Stephen C. Hughes
Title:	Executive Vice President and Chief Financial Officer

cc:	Dr. Renato DiPentima
President and CEO

Exhibit A

Contract Example 1

We have a contract with a federal government agency to design, develop and implement a software system and provide maintenance and support services. The contract consists of six individual CLINs which were negotiated as part of one contract for the administrative convenience of the government. The first CLIN is to design, develop and implement the system and was negotiated on a fixed-price basis and accounted for under SOP 81-1. The next four CLINs are one-year option periods to provide maintenance and support services, and were negotiated on a time-and-materials basis. These CLINs are listed in the contract but have not been exercised. The last CLIN, which was also negotiated on a time-and-materials basis, is a one-month effort to provide transition activities in the event the government chooses to use another vendor to provide maintenance and support services at any time in the future.

TPA Factor 1:	The contracts or agreements are negotiated or executed within a short time frame of each other.

In response to the federal government’s RFP we submitted a proposal for each individual CLIN. The contract drafted by the federal government agency includes all six CLINs, however, only the first CLIN has been exercised. Although the individual CLINs were part of one procurement request and are included in one contract, we determined that it was not appropriate to combine them because only one CLIN was exercised and the federal government may, or may not, exercise any of the other five CLINs. The transition CLIN was specifically included in the contract to facilitate the transition of services in the event the federal government determines not to exercise any of the optional CLINs and decides that transition services are necessary. If a CLIN for an option period is subsequently exercised, services will be provided at the discretion of the federal government and each hour worked will be compensated based upon the fixed hourly rates established in the contract for that particular CLIN.

TPA Factor 2:	The different elements are closely interrelated or interdependent in terms of design, technology, or function.

The system development CLIN is not dependent on any of the optional maintenance and support services CLINs. Although the optional maintenance CLINs are related to the system development in that the maintenance would only be required if the system is developed, the Company may never provide these services. The federal government agency could enter into an arrangement with another vendor to provide the maintenance and support or it could elect to perform these services itself. Likewise, the CLIN for transition services may never be exercised.

TPA Factor 3:	The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

The fees for any of the individual CLINs are not subject to refund or forfeiture if any of the other CLINs are not completed satisfactorily.

Exhibit A

TPA Factor 4:	One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

The maintenance and support services are not essential to the functionality of the system. The federal government agency will be able to use the system without the maintenance and support services and could procure the maintenance and support services from another contractor when needed.

TPA Factor 5:	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

The payment terms for an individual CLIN do not coincide with performance criteria of any of the other CLINs. The Company’s right to payment for an individual CLIN is independent of its performance under any other CLIN. Additionally, if exercised, each optional CLIN will be performed sequentially, the number of hours delivered in the option period will be based on federal government requests during that option period, and the Company will be paid as the work is performed.

TPA Factor 6:	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.

The procurement process (i.e., issuance of the RFP, evaluation of bids received from various contractors, determination of which contractor will be awarded the contract, and execution of the contract) is performed by the same agency within the federal government. However, we believe the government procurement process, which often involves grouping distinct requirements under one contract for administrative ease, justifies treating the individual CLINs as separate arrangements. Only one CLIN was exercised upon contract award and the other CLINs represent options that the federal government may, or may not, exercise in future years at its discretion.

Due to the unique aspects of the federal government’s procurement process, we also believe the segmentation criteria in paragraph 40 of SOP 81-1 are relevant in determining whether individual CLINs should be accounted for as separate arrangements.

Paragraph 40(a):	The contractor submitted bona fide proposals on the separate components of the project and on the entire project.

The Company proposed separate prices for each individual CLIN which are not contingent in any way on the provision of services or deliverables under any other CLIN.

Paragraph 40(b):	The customer had the right to accept the proposals on either basis.

The federal government agency drafted the contract and determines which of the individual CLINs to exercise.

Exhibit A

Paragraph 40(c):	The aggregate amount of the proposals on the separate components approximated the amount of the proposal on the entire project.

The aggregate amount of the separately priced CLINs equals the Company’s proposal for the entire contract.

Exhibit B

Contract Example 2

Under this contract, we are providing information technology infrastructure management services to a federal government agency. The contract includes labor services CLINs (a one-year base CLIN and four one-year optional CLINs) as well as separate CLINs for the purchase of third-party hardware, software and other equipment or services. Each of the labor services CLINs was negotiated on a cost-plus-fee basis under which we may earn an award fee based on our performance. Each of the CLINs for third-party purchases was negotiated on a cost-plus-fee basis under which we earn a fixed fee rate which is much lower than the potential award fee rate related to our labor services. The lower fee rate for third-party purchases reflects the lower level of risk and greater availability of suppliers for these purchases.

TPA Factor 1:	The contracts or agreements are negotiated or executed within a short time frame of each other.

Similar to Example 1, the labor services CLINs were negotiated as part of one contract, but the government only exercised and funded the base year when the contract was awarded. Therefore, we determined that it was not appropriate to combine the labor services CLINs. The CLINs for the purchase of third-party hardware, software and other equipment or services were negotiated as part of the same contract for the administrative convenience of the government. The federal government only nominally funded the CLINs upon contract award and is incrementally funding them when it chooses to procure commercial-off-the-shelf hardware, software and other equipment or services.

TPA Factor 2:	The different elements are closely interrelated or interdependent in terms of design, technology, or function.

The labor services and the purchase of third-party hardware, software and other equipment or services are independent.

TPA Factor 3:	The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

The fees for any of the individual CLINs are not subject to refund or forfeiture if any of the other CLINs are not completed satisfactorily.

TPA Factor 4:	One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

The third-party hardware, software and other equipment or services are not essential to the labor services provided under the cost-plus-award-fee CLINs.

TPA Factor 5:	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

Exhibit B

The payment terms for an individual CLIN do not coincide with the performance criteria of any other CLIN. For a labor services CLIN, we are awarded a fee based on our performance under that specific CLIN. We invoice the costs incurred under the CLIN monthly. The award fee is invoiced when the government determines the amount of the award fee based on a 6-month evaluation period. The third-party purchases are invoiced monthly on the basis of costs incurred plus the applicable fee. The fee is fixed and is not dependent upon the government’s determination of our performance under any labor services CLIN.

TPA Factor 6:	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.

The procurement process (i.e., issuance of the RFP, evaluation of bids received from various contractors, determination of which contractor will be awarded the contract, and execution of the contract) is performed by the same agency within the federal government. However, we believe the procurement process, which often involves grouping distinct requirements under one contract for administrative ease, justifies treating the individual CLINs as separate contracts. Only one of the labor services CLINs was exercised upon contract award. Additionally, the CLINs to purchase third-party hardware, software and other equipment or services were included for the convenience of the government to allow them the flexibility to procure items in the future that are not related to the labor services.

Due to the unique aspects of the federal government’s procurement process, we also believe the segmentation criteria in paragraph 40 of SOP 81-1 are relevant in determining whether individual CLINs should be accounted for as separate arrangements.

Paragraph 40(a):	The contractor submitted bona fide proposals on the separate components of the project and on the entire project.

The Company proposed separate prices for each individual CLIN which are not contingent in any way on the provision of services or deliverables under any other CLIN.

Paragraph 40(b):	The customer had the right to accept the proposals on either basis.

The federal government agency drafted the contract and determines which of the individual CLINs to exercise.

Paragraph 40(c):	The aggregate amount of the proposals on the separate components approximated the amount of the proposal on the entire project.

The aggregate amount of the separately priced CLINs equals the Company’s proposal for the entire contract.